UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                                             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                                             No ☒

This report on Form 6-K is incorporated by reference in the Registration Statement on Form of F-3 of Azul S.A. (No. 333-225849) and its accompanying prospectus supplement dated as of June 27, 2018.

Exhibits

Exhibit 1.1

Underwriting Agreement, dated June 27, 2018, among Azul S.A., Hainan Airlines Holding Co., Ltd., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., UBS Securities LLC, Banco Bradesco BBI S.A., and Itau BBA USA Securities, Inc.

Exhibit 5.1	Opinion of Pinheiro Neto Advogados, Brazilian legal counsel to Azul S.A.
Exhibit 23.1	Consent of Pinheiro Neto Advogados, Brazilian legal counsel to Azul S.A. (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 29, 2018

Azul S.A.

By:	/s/ Alexandre Wagner Malfitani
Name:	Alexandre Wagner Malfitani
Title:	Chief Financial Officer